Exhibit 99.71

Torex Gold Changes Name to Torex Resources

Change of name reflects the Company’s expanded production profile while maintaining its gold-focused strategy

Toronto, Ontario—(Newsfile Corp. - October 28, 2026) - Torex Gold Resources Inc. (the “Company” or “Torex”) (TSX: TXG) (OTCQX: TORXF) is pleased to announce that it has changed its name from Torex Gold Resources Inc. to Torex Resources Inc., as approved at its most recent annual and special meeting of shareholders.

Torex’s common shares will commence trading under the new name and stock ticker symbol “TXR” on the Toronto Stock Exchange (“TSX”) at the start of trading on November 3, 2026, at which time the Company will also launch its new website and refreshed branding at www.torex.com.

Andrew Snowden, President & CEO, stated:

“The transition of our name to Torex Resources reflects the ongoing growth and evolution of our business as we continue to successfully execute against our strategy. While gold remains the core focus for our business, the successful ramp-up of Media Luna has broadened our production profile to include meaningful volumes of silver and copper, with an annual production outlook of 2.5 to 2.8 million ounces of silver and 70 to 75 million pounds of copper.

“Beyond Morelos, alongside a portfolio of exploration projects in Mexico and the United States, our growth pipeline includes the gold-silver Los Reyes Project, where silver is expected to account for approximately 30% of the mine’s revenue. Together, these assets provide a strong platform for disciplined, long-term growth across multiple jurisdictions.

“The change of our name also comes as we continue to broaden our presence in global capital markets, including our intention to list on the New York Stock Exchange. Collectively, our new corporate name, refreshed brand, and expanded market presence better reflects the Company’s progress towards becoming a diversified, Americas-focused, precious metals producer.

“While our name is changing, our strategy and what defines Torex remains the same. We remain focused on operational excellence, responsible mining, disciplined capital allocation, and delivering meaningful, long-term value for our shareholders.”

TRADING INFORMATION

Effective at the start of trading on November 3, 2026:

•	Company name: Torex Resources Inc.

•	TSX ticker: TXR (previous TSX ticker: TXG)

•	CUSIP: 89105F103

•	ISIN: CA89105F1036

ABOUT TOREX RESOURCES INC.

Torex Resources Inc. is a Canadian mining company engaged in the exploration, development, and production of gold, silver, and copper from its flagship Morelos Complex in Guerrero, Mexico. The Company also owns the Los Reyes gold-silver project in Sinaloa, Mexico and a portfolio of early-stage exploration projects, including Batopilas and Guigui in Chihuahua, Mexico, La Gloria in Sonora, Mexico, and Medicine Springs in Nevada, USA, as well as an option to acquire the Gryphon Summit project in Nevada, USA.

The Company’s key strategic objectives are: optimize Morelos production and costs; disciplined growth and capital allocation; grow reserves and resources; project delivery excellence; retain and attract best industry talent; and be an industry leader in responsible mining. In addition to realizing the full potential of the Morelos Property, the Company continues to seek opportunities to acquire assets that enable diversification and deliver value to shareholders.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Shaun Silveira

Senior Vice President, Corporate Development & Investor Relations

Phone: (416) 703-1613

ir@torexgold.com

Effective November 3, 2026, all email addresses will transition to the @torex.com domain.

CAUTIONARY NOTES ON FORWARD-LOOKING STATEMENTS

This press release contains “forward-looking statements” and “forward-looking information” (collectively, “Forward-Looking Information”) within the meaning of applicable Canadian securities legislation. Generally, Forward-Looking Information can be identified by the use of forward-looking terminology such as “expects”, “planned”, “guided”, “strategy”, “target”, “goal”, “objective”, “aim” or variations of such words and phrases or statements that certain actions, events or results “will”, or “is expected to” occur. Forward-Looking Information includes, but is not limited to, statements concerning the anticipated timing for the name change and ticker symbol change, metal production outlook and the potential listing on the New York Stock Exchange. Forward-Looking Information also includes the Company’s key strategic objectives: optimize Morelos production and costs; disciplined growth and capital allocation; grow reserves and resources; project delivery excellence; retain and attract best industry talent; and be an industry leader in responsible mining. Forward-Looking Information can be identified by the use of forward-looking terminology such as “guidance”, “expects”, “planned”, or variations of such words and phrases or statements that certain actions, events or results are “on track to” or “will”, or “is expected to” occur. Forward-Looking Information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such Forward-Looking Information, including, without limitation, risks and uncertainties identified in the Company’s annual information form (“AIF”) for the year ended December 31, 2025 and management’s discussion and analysis (“MD&A”) for the year ended December 31, 2025. Forward-Looking Information is based on the reasonable assumptions, estimates, analyses and opinions of management made in light of its experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances at the date such statements are made. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the Forward-Looking Information, there may be other factors that cause results not to be as anticipated. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on Forward-Looking Information. The Company does not undertake to update any Forward-Looking Information, whether as a result of new information or future events or otherwise, except as may be required by applicable securities laws. The AIF and MD&A are filed on SEDAR+ at www.sedarplus.ca and on the Company’s website at www.torexgold.com.

To view the source version of this press release, please visit

https://www.newsfilecorp.com/release/321439